LODGECAP, INC.
190 E. Stacy Road, Suite 1720
Allen, TX 75002

December 4, 2014

Eric McPhee
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: LodgeCap, Inc. (the “Company”) f/k/a Medical Hospitality Group, Inc. Form 10-K for fiscal year ended December 31, 2013 File No. 333-174533

Dear Eric:

In response to your letter dated November 19, 2014, requesting the Company to amend our 2013 10-K auditors opinion, we have filed an amended 2013 10-K/A as of today’s date to correct the missing signature on the auditors opinion.

We understand the Company is responsible for the adequacy and accuracy of the disclosure in the filing.  We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions after reviewing our 10-K/A filing please contact me.

Sincerely,

/s/ Gary Wilks

Gary Wilks